January 27, 2026

Donald Monaco
President
NextTrip Privilege, Inc.
1560 Sawgrass Corporate Parkway
Suite 400
Sunrise, FL 33323

        Re: NextTrip Privilege, Inc.
            Offering Statement on Form 1-A
            Filed January 16, 2026
            File No. 024-12704
Dear Donald Monaco:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation